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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                                   Commision File Number 0-17838

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended: December 31, 1999
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                          HUDSON HOTELS CORPORATION
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Full Name of Registrant


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Former Name if Applicable

                           300 Bausch & Lomb Place
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Address of Principal Executive Office (Street and Number)

                             Rochester, NY 14604
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     | (a)  The reasons described in reasonable detail in Part III of this
     |      form could not be eliminated without unreasonable effort or
     |      expense;
     | (b)  The subject annual report, semi-annual report, transition report
     |      on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/  |      will be filed on or before the fifteenth calendar day following
     |      the prescribed due date; or the subject quarterly report of
     |      transition report on Form 10-Q, or portion thereof will be filed
     |      on or before the fifth calendar day following the prescribed due
     |      date; and
     | (c)  The accountant's statement or other exhibit required by Rule
     |      12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Ralph L. Peek                 (716)             454-3400
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                  (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           HUDSON HOTELS CORPORATION
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                 (Name of Registrant as Specified in Charter)

    Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date     3/30/00                 By  /s/ Ralph L. Peek
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                                         Ralph L. Peek, Vice President

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                           HUDSON HOTELS CORPORATION


                                   PART III
                                  NARRATIVE

        Form 10-K for the period ended December 31, 1999 could not be filed within the prescribed time as the Company has not yet been able to finalize its financial statements for the period then ended. Several subsequent events, which have a direct bearing on the preparation and presentation of the financial statements, have yet to be fully resolved. It is anticipated that these events will be resolved, the financial statements finalized, and the Form 10-K filed on or before April 14, 2000.


                                   PART IV
                              OTHER INFORMATION

Item 3.

        It is anticipated that the results of operations for the year ended December 31, 1999 for the Company will be significantly different from the December 31, 1998 results. The revenues decreased from $57.6 million in 1998 to $51.2 million in 1999. The net profit for the Company will be approximately $250 thousand for 1999 compared to a net loss of $15.2 million for 1998. The 1998 loss included $10 million of nonrecurring costs associated with asset devaluations and failed REIT costs.